 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN LIMITED

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on December 4, 2020, providing information on the exchange ratios for the corporate restructuring of the Cosan Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on December 4, 2020, providing information on the exchange ratios for the corporate restructuring of the Cosan Group.

COSAN S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 50.746.577/0001-15 NIRE 35.300.177.045 | CVM Code No. 19836	COSAN LOGÍSTICA S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ) 17.346.997/0001-39 NIRE 35.300.447.581 | CVM Code No. 23485	COSAN LIMITED Foreign Company Corporate Taxpayer ID (CNPJ) 08.887.330/0001-52

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”) and Cosan Limited (NYSE: CZZ) (“CZZ”, and collectively with Cosan and Cosan Log, the “Companies”), in furtherance of the Material Facts disclosed on July 3, 2020, and July 7, 2020, inform their shareholders and the market in general that, on this date, in connection with the Cosan Group’s corporate restructuring (“Corporate Restructuring”), each of the special independent committees, for the purposes of CVM’s Guidance Opinion No. 35, of September 1, 2008 (with respect to Cosan and Cosan Log) (collectively, the “Independent Committees”), informed the Board of Directors of the Companies that, after (i) discussing and analyzing, individually, the Corporate Restructuring’s proposal, jointly with their legal and financial advisors hired for such purpose, and, subsequently, (ii) negotiating with each other, they decided on the following exchange ratios:

(i) merger of CZZ by Cosan, pursuant to article 264, §4 of the Brazilian Corporate Law (“Merger CZZ”), the exchange ratio of 0.724072 CZZ share for each Cosan share; and

(ii) merger of Cosan Log by Cosan, pursuant to article 264, §4 of the Brazilian Corporate Law (“Merger Cosan Log” and, together with Merger CZZ, “Mergers”), the exchange ratio of 3.943112 Cosan Log shares for each Cosan share.

With the formal closing of the work of the Independent Committees, the Companies' Boards of Directors will be convened in order to resolve on the Mergers and the call for shareholders meetings, as soon as the complete documentation is distributed by the respective advisors.

The Companies will keep their shareholders and the market in general updated on any progress or news regarding the Corporate Restructuring, including under CVM Ruling 565/2015.

São Paulo, December 4, 2020.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information

This communication is being made in respect of the proposed corporate restructuring transaction involving Cosan, CZZ and Cosan Log. In connection with the proposed transaction, Cosan will file with the SEC a registration statement on Form F-4 that will include a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction. Cosan also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.